

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 12, 2022

Mitchell Mechigian
Chief Financial Officer
Blockchain Coinvestors Acquisition Corp. I
PO Box 1093,
Boundary Hall
Cricket Square, Grand Cayman
KY1- 1102, Cayman Islands

> **Re: Blockchain Coinvestors Acquisition Corp. I**
> **Form 10-K for the fiscal year ended December 31, 2021**
> **Filed March 31, 2022**
> **File No. 001-41050**

Dear Mitchell Mechigian:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction